UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION

(Name of Subject Company (Issuer))

KEMET CORPORATION

(Name of Filing Person (Issuer))

2.25% Convertible Senior Notes due 2026

(Title of Class of Securities)

488360 AA6

488360 AB4

(CUSIP Number of Class of Securities)

William M. Lowe, Jr.

Executive Vice President and Chief Financial Officer

KEMET Corporation

2835 Kemet Way

Simpsonville, South Carolina 29681

(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

H. Kurt von Moltke, P.C.

William R. Burke
Kirkland & Ellis LLP
300 North LaSalle Avenue
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$54,118,165	$3,859

(*)         Calculated solely for the purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that a maximum of $56,081,000 principal amount of 2.25% Convertible Senior Notes due 2026 of Kemet Corporation, as described herein, will be purchased at a purchase price of $960 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the expiration date, resulting in a repurchase price of $54,118,165, plus accrued and unpaid interest up to but excluding the expiration date, if any.

(**)  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,859	Filing party: KEMET Corporation
Form or Registration No.: Schedule TO-I	Date filed: February 3, 2010

☐            Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements Items 1 through 12 in the Tender Offer Statement on Schedule TO-I (the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission on February 3, 2010 by KEMET Corporation, a Delaware corporation (the “Company”).  The Schedule TO relates to the offer by the Company to purchase for cash up to $56,081,000 in aggregate principal amount of the Company’s 2.25% Convertible Senior Notes due 2026 (the “Notes”) validly tendered and accepted, upon the terms and subject to the conditions contained in the Offer to Purchase dated February 3, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were attached as exhibits to the Schedule TO (which documents together with the Offer to Purchase constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO and the sections of the Offer to Purchase cross-referenced therein are hereby amended and supplemented as follows.

“On February 11, 2010, the Company issued a press release announcing termination of the Offer, which was made upon the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal, including the condition that the Company receive proceeds from a concurrent debt financing whereby the Company was to issue debt in an aggregate principal amount of at least $275 million, because the Company does not anticipate satisfying this financing condition on or prior to the March 3, 2010 expiration date of the Offer.

As of termination of the Offer on Thursday, February 11, 2010, approximately $4,000,000 in aggregate principal amount of the Notes had been tendered in the Offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits.

(a)(6)       Press Release issued by KEMET Corporation, dated February 11, 2010

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEMET CORPORATION

	By:	/s/ R. James Assaf
	Name:	R. James Assaf
	Title:	Vice President, General Counsel and Secretary

Dated: February 11, 2010

3

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated February 3, 2010.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9
(a)(2)*	None.
(a)(3)*	None.
(a)(4)*	None.
(a)(5)*	Press Release, dated February 3, 2010.
(a)(6)	Press Release, dated February 11, 2010.
(b)	None.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (as incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (as incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(3)*

Restated Certificate of Incorporation of the Company, as amended to date (as incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1992).

(d)(4)*	Amended and Restated By-laws of KEMET Corporation (as incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated June 3, 2008).
(d)(5)*	1992 Executive Stock Option Plan, (as incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(6)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (as incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(7)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (as incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(8)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (as incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(9)*	2004 Long-Term Equity Incentive Plan (as incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(10)*	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (as incorporated by reference to Exhibit 10.1 to Form 8-K filed June 30, 2009).
(d)(11)*

Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (as incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009).

(d)(12)*

Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (as incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009).

(d)(13)*

Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (as incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009).

4

(d)(14)*

Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (as incorporated by reference to Exhibit 10.1 to Form 8-K filed October 6, 2009).

(g)	None.
(h)	None.

*              Previously filed.

5